Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP REPORTS SECOND QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, JULY 31, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported increased gold production of 551,600 ounces for the quarter ended June 30, 2008.  Adjusted net earnings1 in the quarter were $83.2 million, or $0.12 per share. A non-cash foreign exchange loss on the revaluation of future income tax liabilities led to a reported net loss of $9.2 million, or $0.01 per share, for the second quarter.

Second Quarter 2008 Highlights:

•	Revenues increased 19% versus the second quarter of 2007, to $631.7 million on gold sales of 556,200 ounces.

•	Cash flow before changes in working capital[2] increased 49% to $226.3 million.

•	Total cash costs of $308 per gold ounce[3], net of by-product copper and silver credits.

•	Cash margins increased 18% to $589 per gold ounce.

•	Paid $32.0 million in dividends during the quarter.

•	Increased 2008 exploration budget 20% to $180 million.

•	Announced today an agreement to acquire Gold Eagle Mines Ltd.

“We are pleased to have met our cash cost expectations of $275 per ounce in the first half of the year despite industry-wide cost pressures,” said Kevin McArthur, President and Chief Executive Officer. “Our low-cost portfolio of mines provided strong cash flow growth in the first six months amid a continued high gold price environment.  However, gold production was approximately 10% lower than expected, and some of the factors causing the shortfall have continued into the third quarter.  While we expect improvements in the second half, the delayed gold production, industry-wide cost pressures and a previously reported shortfall in ounces at our Canadian mines have led to a revision of guidance for 2008.”

At Los Filos mine, 2008 production will be adversely affected by a ground movement detected in mid-July on a portion of the heap leach pad.  The movement area has stabilized, and no leakage of solutions from the liner system has been detected.  Remediation efforts will interrupt the expected production ramp-up in the second half of 2008 due to unloading of ore from a portion of the pad.

Production at Marlin mine was impacted by previously-reported power disruptions due to tampering with the mine’s power line.  Following the initial loss of power to the site on June 11th, mining at the underground and open pit continued, but ore processing was disrupted. Re-routing of the power line was successfully completed, and power was restored to the mine on July 26th.  Milling of the stockpiled ore is now underway.  The Company succeeded in keeping its entire Marlin workforce on the active payroll during the outage. Revenue-based tax and royalty payments that had been interrupted as a result of the incident have now resumed.  As one of the country’s largest taxpayers, Goldcorp’s contributions to Guatemala’s economy have funded significant improvements to infrastructure, community health programs and education in the region.

Following a first quarter mine sequencing issue that led to lower than expected gold production at Red Lake, the mine finished the second quarter with solid results.  Development of ore loading facilities at the new Number 3 shaft continues to progress toward the designed 6,000 tonnes per day hoisting capacity, expected by the end of 2008.  Coupled with important underground infrastructure development, Red Lake will be well-positioned for increased production and lower mining costs in 2009; however, production is not expected to meet original 2008 projections.

The Company expects that the risks of continued cost pressures combined with a revised gold production outlook will result in higher than previously projected total cash costs for the year. Production guidance for 2008 has been revised to 2.3 million to 2.4 million ounces of gold at a total cash cost of less than $300 per ounce.

Financial Review

A realized gold price of $897 per ounce led to a 19% increase in revenues in the second quarter, to $631.7 million compared to $528.8 million in the second quarter of 2007.  Gold sales for the quarter increased to 556,200 ounces at a total cash cost of $308 per ounce, compared with 536,900 ounces at a total cash cost of $166 per ounce in 2007.  The increase in total cash costs was due to a strengthening Canadian dollar, increased labour and higher consumable costs.   Total cash costs on a co-product basis were $432 per ounce in the second quarter versus $304 in the 2007 period.

The Company reported a net loss of $9.2 million or $0.01 per share, compared to net earnings of $2.9 million in the second quarter of 2007.  Adjusted net earnings totalled $83.2 million, or $0.12 per share, compared to $95.3 million, or $0.14 per share, in 2007.  Second quarter 2008 adjusted net earnings primarily exclude the effect of a non-cash $98.4 million foreign exchange loss on revaluation of future income tax liabilities. Cash flow from operations before working capital changes increased 49% to $226.3 million, or $0.32 per share, from $152.2 million, or $0.22 per share, in the second quarter of 2007.

For the first six months ended June 30, 2008, revenues increased 25% to $1.26 billion compared to $1.0 billion in the first six months of 2007.  On a by-product basis, total cash cost was $274 per ounce compared to a total cash cost of $192 per ounce in 2007. Total cash costs on a co-product basis were $417 per ounce in the first half versus $296 per ounce in the 2007 period.

Net earnings in the first six months of 2008 were $220.3 million or $0.31 per share, compared to net earnings of $108.5 million, or $0.15 per share, in 2007.  Adjusted net earnings totalled $247.9 million, or $0.35 per share, compared to $178.1 million, or $0.25 per share, in 2007.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities, the first quarter gain on the sale of the Silver Wheaton shares, and an unrealized non-hedge copper derivative loss. Cash flow from operations before working capital changes increased 41% to $465.4 million, or $0.66 per share, from $329.0 million, or $0.47 per share, in the first six months of 2007.

Peñasquito Project Update

During the second quarter, several major milestones were achieved at Peñasquito:

•	The 400 kV El Salero substation and Peñasquito substations were energized, including the 69 kV Mine Loop and the Merrill Crowe plant.

•
The concrete foundations for SAG Line 1 were completed.  The mills for Line 1 arrived on site and are currently being installed. At the tailings facility the contractor continued with the priority to complete the water reservoir by the fourth quarter to begin storing water for milling operations in 2009.

•	The first 70 cubic yard electric mining shovel commenced production in June. The second shovel is now operational. There are currently 23 haul trucks operating and three being assembled.

•
Ten water wells in the Torres well field are now completed and ready for pump installation.  The fresh water pond was also completed. The right-of-way for the water and power lines to the well field was secured and the 36” pipeline is being installed.

•
A metallurgical test program was initiated to determine flotation recoveries for gold and silver telluride minerals that have been classified as waste in the current open pit design. The program will be completed by the end of the year.

•
A concentrate transportation study evaluating railing, trucking, and a combination of rail and trucking coupled with pumping concentrates, was completed. The study confirmed that the truck transportation scenario as modelled in the feasibility study is the most economic mode of concentrate transportation.

Leaching of the first pad cell commenced in April. The oxide plant was commissioned and the first gold, which is ancillary to the primary operations, was poured on May 10th. Approximately 13 hectares were under leach at June 30th.  The first non-commercial production of 1,600 ounces of gold and 91,600 ounces of silver was achieved in the quarter. The oxide crushing plant was also completed and is now producing over-liner product for the leach pad. Liner installation on the leach pad was completed.

By the end of the second quarter at Peñasquito, $801 million had been spent and $341 million had been committed for a total of $1.142 billion of the total capital cost estimate of $1.494 billion. Construction is on schedule and budget.

Exploration and Development Update

Goldcorp remains the fastest growing and lowest cost senior gold producer.  Looking beyond its 50% growth target over the next five years, a variety of opportunities highlight the Company’s approach to establishing dominant positions in strong gold districts.  Given the success to date of a number of high priority programs currently underway, Goldcorp’s Board of Directors today approved a 20% increase in the 2008 exploration budget from $150 million to $180 million.  The additional $30 million will be invested in successful drilling programs underway at mines and projects in Canada and Mexico.  Included in this total is an additional $11 million for exploration work in the Red Lake district which would include Bruce Channel and Cochenour expenditures commencing in October. Through the first half of 2008, company-wide exploration expenditures amounted to $71.5 million, of which $43.7 million was capitalized.

Red Lake – Ontario, Canada

With the announced acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”), Goldcorp is consolidating 8 kilometres of strike length at Red Lake, enhancing its position in the highest grade gold district in the world.  Exploration drilling continues to provide impressive results, leading to eventual optimization of operations.

•
Drilling continues to provide positive results in the Party Wall between the former Campbell and Red Lake mines.  Opportunities to accelerate production from this area are under investigation.  In addition to the Party Wall, high grade gold assays in the Deep Campbell and Red Lake zones indicate that deeper portions of the mine will continue to be productive for several years.

•	The new Number 3 shaft is capable of hoisting 6,000 tons per day, eliminating production bottlenecks that will facilitate increased mining efforts on the lower grade footwall complex.

•
Drilling continues to define a potential open pit resource above the old underground workings and planning for this opportunity and others in the district will lead to design and feasibility studies for a large new mill.

•	Subject to completion of the Gold Eagle acquisition, an accelerated development schedule for the Cochenour and Bruce Channel deposits will take advantage of synergies within the Red Lake camp.

•	Drilling at the Rahill-Bonanza joint venture project is expected to provide further opportunity for high grade gold production in the district.

Musselwhite - Ontario, Canada

Drilling at Musselwhite mine over the last 18 months continues to provide evidence for a new geologic paradigm that could result in significant resource growth.  Gold discoveries in the Pre-Cambrian banded iron formation have extended known mineralization 2.3 kilometres along strike as well as laterally in the Moose and Thunderwolves zones.  The Company’s objective is to continue with exploration programs throughout this year and to commence scoping of an enhanced operation in 2009.

Hollinger  – Ontario, Canada

At the Hollinger project, the Company has identified high potential underground targets at both ends of the Hollinger – McIntyre trend.  Additional exploration drilling will be focused on these areas, while permitting will begin on an open pit development located within the historic Hollinger area.  Mining operations ceased in this area in 1968.

Éléonore Project, Quebec

Exploration of the Éléonore project has successfully expanded beyond the original Roberto zone envelopes with the discovery of mineralized zones to the north.  In general, these zones are higher in grade than the current resource, and drilling beyond 1,000 meters in depth is providing consistent grades and thicknesses that support further investigation.

Progress is currently being made to expand the exploration and feasibility work to include design, permitting and construction of a road and power line into the project site, construction of a temporary airstrip, enhancement of camp and office facilities and commencement of an exploration shaft installation by year-end.  The shaft will be utilized to access underground platforms for deeper exploration drilling in the central and northern sections of the ore body.

A new resource estimate will be completed by year-end, providing interim data for feasibility completion in late 2009.  The Company is confident that Éléonore will be the next major gold mining project for its future in Canada.

Peñasquito, Mexico

Exploration progress at Peñasquito in Zacatecas State has been encouraging.  The company recognizes Peñasquito to be a world class precious metals district and has worked to consolidate its land position and to explore in areas close to the mine.  Results to date indicate the following:

•
Continued drilling and metallurgical studies in the Peñasco pit area support the potential for a significant open pit reserves expansion in 2008.  Flotation tests indicate that gold in tellurides is amenable to flotation.  Further test work is underway to confirm this thesis, which may lead to re-classification of a certain tonnage of waste rock in the current pit design to ore categories.  Furthermore, subject to confirmation work, this metallurgical breakthrough, combined with additional drilling in the southwest corner of the pit, may materially shift the economic pit limit, leading to further reserves increases.  Completion of this work is anticipated in time for the year-end reserves summary.

•
Drilling beneath the open pit limits continues to provide encouragement for the possibility of an underground mine at Peñasquito.  A program of nine vertical holes to test bulk mineable concepts is underway, expected to be completed by year-end.

•
Drilling in the Nochebuena project, 5 kilometres to the north of Peñasquito continues to provide encouraging results.  An oxide horizon has been outlined, supporting potential for a sizeable heap leach operation.

•
Feasibility work to install in-pit crushing and conveying has continued, with a goal to reduce the number of haul trucks and the associated fuel, tire and maintenance costs.  In conjunction with the above and a potential underground mine, the feasibility of a large power plant for Peñasquito is also being investigated.

Guatemala

Progress is underway with underground development of the Cerro Blanco project in southeast Guatemala.  Early work is designed to confirm quartz vein geometry and to test underground conditions while feasibility work is completed for the mine and for development of the adjacent geothermal power opportunity.  Drilling continues at the nearby Escobal discovery, and continued good results support a growing expectation for synergies with the Cerro Blanco project.   An optimized project of scale could provide significant benefits to the Company’s Guatemala business plan and provide a new source of investment revenue and clean power generation for the country.

Gold Eagle Acquisition

Goldcorp also announced today an agreement to acquire, through a friendly plan of arrangement, all outstanding shares of Gold Eagle.  Gold Eagle’s principal asset is the world class Bruce Channel gold discovery which is contiguous to Goldcorp’s Cochenour deposit at Red Lake.  This transaction will enable Goldcorp to capitalize on its extensive exploration and operations expertise in the Red Lake district and its considerable human resources as well as mining and related infrastructure at its Red Lake mine.

This release should be read in conjunction with Goldcorp’s second quarter 2008 MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held today at 10:00 a.m. (PDT) to discuss second quarter results as well as details of today’s announcement of the Gold Eagle acquisition. Participants may join the call by dialing toll free 1-866-226-1799 or 416-641-6129 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until August 29, 2008 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3264804. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 26 of the second quarter 2008 MD&A for a reconciliation of adjusted net earnings to reported net earnings.

(2)
Operating cash flow before working capital adjustments is a non-GAAP measure which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $184.7 million in the second quarter of 2008.

(3)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com

FINANCIAL TABLES FOLLOW

The accompanying notes form an integral part of these unaudited consolidated financial statements (available on www.goldcorp.com).

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(US dollars in millions, except for share and per share amounts – Unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Revenues	$631.7	$528.8	$1,258.4	$1,003.0
Operating expenses	318.9	234.1	577.4	449.6
Depreciation and depletion	119.9	108.0	231.1	208.7
Earnings from mine operations	192.9	186.7	449.9	344.7
Corporate administration (1)	41.4	39.9	66.5	65.6
Exploration	15.3	10.9	27.8	17.8
Earnings from operations	136.2	135.9	355.6	261.3
Other income (expense)
Interest and other income	9.1	1.8	18.8	6.3
Interest expense and finance fees	(0.6)	(12.7)	(6.2)	(26.5)
Share of income (loss) of equity investee	0.1	(0.6)	3.9	(0.6)
Loss on foreign exchange	(91.2)	(102.9)	(157.8)	(46.2)
Non-hedge derivative loss	(0.7)	(26.9)	(32.3)	(35.2)
Gain (loss) on securities, net	-	11.9	(1.5)	9.1
Gain on sale of Peak and Amapari mines	-	40.2	-	40.2
Gain on disposition of Silver Wheaton shares	-	-	292.5	-
Dilution (loss) gain	(0.7)	6.5	1.4	6.7
	(84.0)	(82.7)	118.8	(46.2)
Earnings from continuing operations before taxes and non-controlling interests	52.2	53.2	474.4	215.1
Income and mining taxes	(61.6)	(50.8)	(245.2)	(82.8)
Non-controlling interests	0.2	(11.4)	(8.9)	(23.8)
Net (loss) earnings from continuing operations	(9.2)	(9.0)	220.3	108.5
Net earnings from discontinued operations	-	11.9	-	19.3
Net (loss) earnings	$(9.2)	$2.9	$220.3	$127.8

(1)Stock option expense (a non-cash item) is included in corporate administration	$15.3	$18.5	$19.7	$24.9

(Loss) earnings per share from continuing operations
Basic	$(0.01)	$(0.01)	$0.31	$0.15
Diluted	(0.01)	(0.01)	0.31	0.15

(Loss) earnings per share
Basic	$(0.01)	$0.00	$0.31	$0.18
Diluted	(0.01)	0.00	0.31	0.18

Weighted-average number of shares outstanding (in thousands)
Basic	710,774	704,044	709,740	703,830
Diluted	710,774	708,962	714,479	709,421

CONSOLIDATED BALANCE SHEET
(US dollars in millions – Unaudited)
	June 30 2008	December 31 2007
Assets
Current
Cash and cash equivalents	$1,160.8	$510.8
Marketable securities	29.0	25.8
Accounts receivable	166.1	154.5
Income and mining taxes receivable	12.8	43.3
Future income and mining taxes	13.5	10.7
Inventories and stockpiled ore	221.6	191.4
Other	60.3	15.3
Current assets	1,664.1	951.8
Mining interests	15,042.6	16,452.8
Deposits on mining interest expenditures	174.7	-
Goodwill	761.8	815.6
Silver interests	-	385.3
Stockpiled ore	91.1	76.2
Other long-term investments	215.2	228.0
Other	62.6	42.5
	$18,012.1	$18,952.2
Liabilities
Current
Accounts payable and accrued liabilities	$280.7	$277.3
Current portion of long-term debt	-	28.6
Current derivative instrument liability	22.4	15.5
	303.1	321.4
Income and mining taxes payable	31.5	33.5
Future income and mining taxes	4,132.2	3,858.3
Long-term debt	-	1,036.3
Reclamation and closure cost obligations	265.7	261.3
Other	17.4	13.2
	4,749.9	5,524.0
Non-controlling interests	47.8	449.6
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	12,028.1	11,930.4
Retained earnings	1,046.5	890.1
Accumulated other comprehensive income	139.8	158.1
	1,186.3	1,048.2
	13,214.4	12,978.6
	$18,012.1	$18,952.2

CONSOLIDATED STATEMENTS OF CASH FLOW
(US dollars in millions – Unaudited)
	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Operating Activities
Net (loss) earnings from continuing operations	$(9.2)	$(9.0)	$220.3	$108.5
Reclamation expenditures	(5.3)	(0.2)	(8.5)	(2.0)
Items not affecting cash
Depreciation and depletion	119.9	108.0	231.1	208.7
Stock option expense	15.3	18.5	19.7	24.9
Share of (income) loss of equity investee	(0.1)	0.6	(3.9)	0.6
Non-hedge derivative (gain) loss	(9.8)	17.7	13.7	31.1
Loss (gain) on securities, net	0.1	(11.9)	1.0	(9.1)
Gain on sale of Peak and Amapari mines	-	(40.2)	-	(40.2)
Gain on disposition of Silver Wheaton shares	-	-	(292.5)	-
Dilution loss (gain)	0.7	(6.5)	(1.4)	(6.7)
Future income and mining taxes	17.8	(36.0)	126.4	(55.3)
Non-controlling interests	(0.2)	11.4	8.9	23.8
Unrealized foreign exchange loss and other	97.1	99.8	150.6	44.7
Change in non-cash working capital	(41.6)	(31.4)	(64.4)	(96.9)
Cash provided by operating activities of continuing operations	184.7	120.8	401.0	232.1
Cash provided by operating activities of discontinued operations	-	13.5	-	33.7

Investing Activities
Mining interests	(252.9)	(223.6)	(447.6)	(364.4)
Deposits on mining interest expenditures	(50.3)	-	(174.7)	-
Proceeds from dispositions of mining interests	-	192.9	-	216.9
Silver purchase interests	-	(57.7)	-	(57.7)
Proceeds from disposition of Silver Wheaton shares, less cash	-	-	1,505.1	-
Purchase of investments	-	(6.9)	-	(10.6)
Proceeds from sale of investments	-	21.1	-	21.1
Restricted cash received	-	-	-	65.0
Other	(3.1)	13.8	(3.6)	6.9

Cash (used in) provided by investing activities of continuing operations	(306.3)	(60.4)	879.2	(122.8)
Cash used in investing activities of discontinued operations	-	(0.8)	-	(1.4)

Financing Activities
Long-term debt borrowings	-	740.0	-	740.0
Long-term debt repayments	-	(940.0)	(645.0)	(1,125.0)
Common shares issued, net	39.4	5.2	79.8	7.6
Shares issued by subsidiaries to non-controlling interests	-	23.7	-	26.4
Dividends paid to common shareholders	(32.0)	(31.7)	(63.9)	(63.3)
Cash provided by (used) in financing activities	7.4	(202.8)	(629.1)	(414.3)
Effect of exchange rate changes on cash and cash equivalents	6.1	0.4	(1.1)	0.6
(Decrease) increase in cash and cash equivalents	(108.1)	(129.3)	650.0	(272.1)
Cash and cash equivalents, beginning of period	1,268.9	383.5	510.8	526.3
Cash and cash equivalents, end of period	$1,160.8	$254.2	$1,160.8	$254.2